UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 22, 2010

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

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Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report is being filed by Credit Suisse Group AG and Credit Suisse AG to be incorporated by reference in their Registration Statement on Form F-3 (file no. 333-158199).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Proposals for the Annual General Meeting of April 30, 2010
• The Board of Directors of Credit Suisse Group AG today published the agenda for the Annual General Meeting

• The 2009 Annual Report will be available online from 07:30 CET on Thursday, March 25, 2010

Zurich, March 22, 2010 The Board of Directors of Credit Suisse Group AG today announced its proposals for the Annual General Meeting of April 30, 2010:

Proposed for election to the Board of Directors as new members are Jassim Bin Hamad J. J. Al Thani, Chairman of the Board of Directors of Qatar Islamic Bank, and Robert H. Benmosche, President and CEO of American International Group, Inc. (AIG).

Proposed for re-election to the Board of Directors are four current members: Noreen Doyle, Aziz R. D. Syriani, David W. Syz and Peter F. Weibel.

The Board of Directors also proposes the distribution of a dividend of CHF 2.00 per registered share for the financial year 2009.

In addition, the agenda includes amendments to the Articles of Association and a consultative vote on the 2009 Compensation Report.

The Board of Directors of Credit Suisse Group AG proposes that Jassim Bin Hamad J. J. Al Thani and Robert H. Benmosche be elected to the Board of Directors for a term of three years, as stipulated in the Articles of Association. Jassim Bin Hamad J. J. Al Thani is Chairman of the Board of Directors of Qatar Islamic Bank and holds various other mandates in the financial services industry. Robert H. Benmosche is President and CEO of American International Group, Inc. (AIG), New York. He was previously a member of the Board of Directors of Credit Suisse Group AG from 2002 until 2009. He resigned from the Board of Directors in August 2009 as a result of his appointment at AIG. Changes in AIG's business have made it possible for him to rejoin the Board of Directors of Credit Suisse Group AG.

Standing for re-election for a further three years are the following Board members, whose terms of office expire on the date of the 2010 Annual General Meeting:
Noreen Doyle: member of the Board since 2004; member of the Risk Committee.
Aziz R. D. Syriani: member of the Board since 1998; Chairman of the Compensation Committee; member of the Chairman’s and Governance Committee.
David W. Syz: member of the Board since 2004; member of the Audit Committee.
Peter F. Weibel: member of the Board since 2004; Chairman of the Audit Committee; member of the Chairman’s and Governance Committee.

Ernst Tanner will be stepping down from the Board of Directors on the date of the Annual General Meeting. He has been a member of the Board since 2002.

Media Release
March 22, 2010 Page 2/3

Cash Dividend
As previously announced, the Board of Directors proposes the distribution of a cash dividend of CHF 2.00 per registered share for the 2009 financial year. If the motion is approved by the Annual General Meeting, the dividend will be paid on May 7, 2010.

Amendment to the Articles of Association
The Board of Directors proposes amending the Articles of Association in line with the new Swiss Federal Act on Intermediated Securities (FISA) that came into effect on January 1, 2010. Following the proposed change to the Articles of Association, Credit Suisse Group AG’s registered shares will be regarded as uncertificated stock and managed as intermediated securities. This amendment to the Articles of Association is in line with the most up-to-date practice of Swiss listed companies.

2009 Compensation Report
The 2009 Compensation Report, which forms part of Credit Suisse Group AG’s Annual Report, will be presented to the Annual General Meeting for a consultative vote.

Invitation to the 2009 Annual General Meeting and Agenda
The invitation and agenda are available from today on the Credit Suisse website at:
www.credit-suisse.com/agm

2009 Annual Report
The 2009 Annual Report will be available from 07:30 CET on Thursday, March 25, 2010 on the Credit Suisse website and can be ordered at: www.credit-suisse.com/annualreporting

Biographies of candidates proposed for election to the Board of Directors:

Jassim Bin Hamad J. J. Al Thani (1982) has been Chairman of the Board of Directors of Qatar Islamic Bank (QIB) since April 2005. He is also Chairman of QInvest, the first Islamic investment bank founded in Qatar; of European Finance House, an Islamic investment bank founded by QIB in London, UK; of Al Zaman Islamic Insurance Co.; and of Q-RE LLC, an insurance and reinsurance company. He is a member of the Board of Directors of Qatar Navigation Company, Qatar Insurance Company and ARCAPITA Bank, and CEO of Special Projects Company, Qatar, a family enterprise. Jassim Bin Hamad J. J. Al Thani completed his studies in the State of Qatar and graduated as an Officer Cadet from the Royal Military Academy, Sandhurst, UK. He is a Qatari citizen.

Robert H. Benmosche (1944) is President and CEO of American International Group, Inc. (AIG), New York. He was a member of the Board of Credit Suisse Group AG for seven years; he resigned in August 2009, after his appointment as President and CEO of the insurance organization AIG. Robert H. Benmosche was previously Chairman of the Board and CEO of MetLife, Inc., New York, from the demutualization of the company in 2000 and of Metropolitan Life Insurance Company, New York, from 1998 until his retirement in 2006. Before joining MetLife in 1995, Robert H. Benmosche was with PaineWebber, New York, for 13 years. He received a BA degree in Mathematics from Alfred University, New York, in 1966. He is a US citizen.

The biographies of the current members of the Board of Directors of Credit Suisse Group AG are available at: www.credit-suisse.com/governance

Media Release
March 22, 2010 Page 3/3

Information
Media Relations Credit Suisse AG, Tel. +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, Tel. +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 47,600 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2010 and beyond;

–	the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
–	further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and other cost targets; and
–	our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Romeo Cerutti
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse AG
Date: March 22, 2010
/s/ Charles Naylor
Head of Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse AG